[LETTERHEAD OF INOVIO BIOMEDICAL CORPORATION]

Via EDGAR and Facsimile

Division of Corporation Finance
Securities and Exchange Commission
Attn: Peggy A. Fisher
450 5th Street, N.W.
Washington D.C. 20549

June 21, 2005

RE: Inovio Biomedical Corporation Registration Statement on Amendment No. 2 to Form S-3 File No. 333-123619

Dear Ms. Fisher:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Inovio Biomedical Corporation, a Delaware corporation (the "Company"), hereby requests that the Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement to become effective at 5:00 PM Eastern Daylight Time on June 21, 2005 or as soon thereafter as possible.

Please note that there are no underwriters of the proposed secondary offering of the shares of the Company's common stock being registered pursuant to the Registration Statement. Further, the Company acknowledges that:

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  Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

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  The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Michael Yu or Thomas J. Poletti of Kirkpatrick & Lockhart Nicholson Graham LLP at (310) 552-5000 or by facsimile at (310) 552-5001. Thank you for your assistance and cooperation.

Sincerely,

/s/ Peter Kies

Peter Kies
Chief Financial Officer

cc: Thomas J. Poletti, Esq.